China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

August 2, 2011

VIA EDGAR

Ms. Tabatha Akins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Pharma Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Form 10-Q for the period ended March 31, 2011
File No. 001-34471

Dear Ms. Akins:

Reference is hereby made to the above filings for China Pharma Holdings, Inc.   We  acknowledge receipt of the comment letter from the Securities and Exchange Commission (the “Commission”) dated July 25, 2011 (the “Comment Letter”).  We acknowledge and appreciate your confirmation to our legal counsel, Pryor Cashman LLP on August 2, 2011, that the Commission has granted us an extension until August 15, 2011 to submit our responses to the Comment Letter.

Please feel free to contact me or our legal counsel Pryor Cashman LLP, Attn: Elizabeth Chen, Esq. at 1-212-326-0199 or via fax at 1-212-798-6366, in case of any further comments or questions in this regard.

Very truly yours,

/s/ Zhilin Li
Zhilin Li
Chief Executive Officer